

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2006

Mr. Byron S. James
Secretary, CFO
Mother Lode Gold Mines Consolidated
1312 Concannon Boulevard
Livermore, CA 94550

> **Re:** **Mother Lode Gold Mines Consolidated**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed June 7, 2005**
> **Response Letter Dated, October 16, 2005**
> **File No. 0-16468**

Dear Mr. James:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.   Please file a copy of your response letter dated October 16, 2005 and all future correspondence in the Company's correspondence folder in EDGAR.

2.   We note that you have not filed Form 10-QSBs for any quarter in the fiscal year 2005. Please file these periodic reports at your earliest opportunity.

Selected Financial Data, page 6

3.   Please reconcile the amounts reported in selected financial data represented as "Income Gain (Loss) From Continuing Operations," to the amounts reported in the Consolidated Statement of Operations.

Controls and Procedures, page 6

4.   We note your response to our request that you disclose your evaluation of your disclosure controls and procedures. Please review the requirements of Item 307 of Regulation S-B and provide the requisite disclosures. Please contact us to discuss this requirement if you have any questions.

Financial Statements

5.   We note your response to our request that you amend your document to include audited financial statements including a report of an independent registered public accounting firm. Please be advised that your unaudited financial statement do not satisfy your filing obligations. Please make the necessary arrangements to obtain the requisite audit services and include an audit report from an independent accountant when filing your amendments.

Balance Sheets, page 13

6.   It appears based on your response to our comment concerning the property rights assets reflected on your balance sheet that you are reflecting an asset owned by one of your equity investments. Please tell us why you believe it is appropriate to reflect this asset in the Company's financial statements. Please contact us if you wish to discuss.

7.   Please provide us with an understanding of why you believe the Company is not required to provide the disclosures required by SFAS 7. It appears from your document that you have not had operations for several years and that you have included a plan of operation similar to an entity that has re-entered the exploration stage. Please provide us with an understanding of when the company ceased mining activities and what activities have since transpired.

8.   It appears from your response and our review of your drafted amended Form 10-KSB, that certain amounts presented in your Financial Statements and Selected Financial Data have been restated. Please modify your financial statements to

label them as "restated" and provide a footnote describing the changes to the previously issued financial statements including a tabular presentation of the amounts as previously reported and the amounts as restated.

9.   Please modify your Balance Sheet and Statement of Stockholder's Equity to reflect all classes of stock. It appears you have certain preferred shares authorized, issued and outstanding.

Consolidated Statements of Cash Flow, page 14

10.   Please note, your Statement of Cash Flows does not sum to the correct subtotal for cash flows from operating activities and the sum of your subtotals for operating, investing and financing activities does not sum to your change in cash. Please revise accordingly.

Note 2 – Description of Subsidiaries, page 16

11.   We note your response to our prior comment regarding your equity investments in Amador United and Pacific FarEast Minerals. It appears these entities which you describe as "Subsidiaries" are instead, investments accounted for using the equity method. Please modify note 2 to your financial statements to more accurately describe the nature of your relationship with these entities. In addition, please expand your disclosure to indicate the amount of your cumulative investment and the current balance amounts.

Note 4 – Stock Option Plans

12.   Please tell us why you believe preferred shares issued in lieu of cash compensation for officers represents deferred compensation rather than actual compensation expense.

13.   It appears from your disclosures that various stock option plans exist. Please disclose how you account for all stock and equity based compensation. .

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief